

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

<u>Via E-mail</u>
Stephen J. Farr, Ph.D.
Chief Executive Officer and Director
Zogenix, Inc.
12400 High Bluff Drive, Suite 650
San Diego, California 92130

> **Re: Zogenix, Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed April 27, 2015**
> **File No. 001-34962**

Dear Dr. Farr:

We have limited our review of your filing to the issue addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Proposal 3: Approval of an Amendment to Zogenix's Fifth Amended and Restated Certificate of Incorporation…, page 19</u>

1. We note that your proposal to effect a reverse stock split of the outstanding common stock will result in additional authorized but unissued shares. Please expand your disclosure to describe whether management has any specific plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly available as a result of the amendment to the company's certificate of incorporation. If such plans arrangements, etc. do exist, please provide disclosure of the material terms of such anticipated issuances of which management is currently aware.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Matthew T. Bush
        Latham & Watkins LLP
        12670 High Bluff Drive
        San Diego, CA 92130